Exhibit 99.1

DIVIDEND DISTRIBUTION PROPOSAL

Maranello (Italy), February 26, 2021 - Ferrari N.V. (NYSE/MTA: RACE) (the “Company”) announced today that its Board of Directors intends to recommend to the Company’s shareholders a dividend distribution to the holders of common shares of Euro 0.867 per common share, corresponding to a total distribution of approximately Euro 160 million.

The distribution will be subject to its approval by the Annual General Meeting of Shareholders which is scheduled to be held on April 15, 2021.

If shareholders approve the proposed dividend distribution, the ex-date is expected to be April 19, 2021, the record date April 20, 2021 on both MTA and NYSE and the payment date May 5, 20211.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

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1 The coupon number of the dividend is 6 (six).

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone inferiore no. 4,
I -41053 Maranello, (MO) Italy
Registration in the Dutch commercial register:
64060977